Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

2018 SECOND HALF AND FULL YEAR FINANCIAL RESULTS

Singapore, February 27, 2019: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company" or “we” or “us”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its second half and full year 2018 earnings results for the period ended December 31, 2018.

Financial Highlights for the second half of the year ended December 31, 2018(1)

•	Revenues of $168.2 million.
•	Gross profit of $8.7 million.
•	Adjusted EBITDA of $1.6 million(2).
•	Loss for the period of ($7.2 million) or ($0.38) per ordinary share.
•	Handysize and supramax/ultramax TCE per day of $9,066 and $12,795, respectively, outperformed the Baltic Handysize TC Index (“BHSI”) and Baltic Supramax-58 TC Index (“BSI-58”) benchmarks by approximately 8.8% and 13.6% respectively(2).
•	Handysize and supramax/ultramax fleet utilization of 99.5% and 99.7% respectively.
•	Medium Range (“MR”) product tanker TCE per day of $10,950 outperformed Clarksons’ Average MR Clean Earnings per day assessment of $8,573 by approximately 27.7%, and small tanker TCE per day of $11,453(2).
•	MR product tanker and small tanker fleet utilization of 98.1% and 99.8%, respectively.
•	Period end cash and cash equivalents of $47.3 million.

Financial Highlights for the full year ended December 31, 2018(1)

•	Revenues of $319.0 million.
•	Gross profit of $11.1 million.
•	Adjusted EBITDA of ($0.1 million)(2).
•	Loss for the period of ($20.6 million) or ($1.08) per ordinary share.
•	Handysize and supramax/ultramax TCE per day of $9,032 and $11,878 outperformed the BHSI and BSI-58 TC benchmarks by approximately 9.3% and 8.8%(2), respectively.
•	Handysize and supramax/ultramax fleet utilization of 98.9% and 99.5% respectively.
•	MR product tanker TCE per day of $11,258 outperformed Clarksons’ Average MR Clean Earnings per day assessment of $8,750 by approximately 28.7%, and small tanker TCE per day of $11,392(2).
•	MR product tanker and small tanker fleet utilization of 97.8% and 99.1%, respectively.

(1) The proportionate share of our joint ventures is not reflected in our condensed consolidated and combined statement of profit and loss, but is reflected in our segment results.

(2) Adjusted EBITDA and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations at the end of this press release.

Operational Highlights for the second half of the year ended December 31, 2018

•	We entered into agreements to charter-in three Japanese newbuilding ultramax “eco” drybulk vessels upon delivery. IVS Phoenix is expected to be delivered in Q2 2019 and chartered-in for a minimum of three years with extension options. IVS Pebble Beach and IVS Atsugi are expected to be delivered in Q3 2020 and chartered-in for a minimum of two years with extension options and include purchase options in favor of the Company.
•	We sold IVS Kanda, a non-“eco” handysize drybulk vessel, aged 14 years, in line with our strategy to maintain a young fleet, for gross proceeds of $8.7 million.
•	In August 2018, upon the completion of a 10 year charter, we redelivered the handysize drybulk vessel IVS Shikra.
•	We sold Berg, a 10 year old Chinese-built small tanker that we owned in a joint venture with Engen Petroleum to a third party, for gross proceeds of $7.6 million.
•	We redelivered Coral Stars, a 14 year old chartered-in medium range tanker on expiry of the charter in December 2018.

Latest Developments

•	We extended the termination date of the IVS Bulk joint venture from December 31, 2018 to April 30, 2019, and are continuing to discuss alternatives to termination with our joint venture partners.
•	We have commenced the wind up of the Leopard Tankers joint venture with Vitol, our joint venture partner, whereby we acquired and Vitol acquired or will acquire two medium range “eco” tankers from the joint venture. Accordingly we acquired Leopard Moon and Leopard Sun for a total purchase price of $54.0 million. Proceeds from the sale by Leopard Tankers of its vessels have been or will be applied to fully repay the joint venture’s $138.5 million credit facility, of which $70.2 million remained outstanding as of December 31, 2018, and our guaranty thereunder will be released upon full repayment. The financial results of Leopard Moon and Leopard Sun will be consolidated into our financial statements following delivery of these vessels to us.
•	In January and February 2019, we drew down $14.9 million on each vessel, on a new $29.9 million credit facility with NIBC Bank N.V. bearing interest at LIBOR plus a margin of 3.20% per annum to finance in part the acquisition of the two vessels from Leopard Tankers.
•	In February 2019, we agreed to sell to a third party the one remaining vessel in our joint venture with Engen, the nine year old, non-“eco” medium range tanker Lavela at a gross price of $14.8 million, with delivery to the new owners expected to occur in March 2019. The joint venture will be terminated following the delivery of Lavela.

CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented:

“Our results in the second half of 2018 showed a marked improvement reflecting the stronger dry bulk markets but also our continued ability to outperform the relevant industry benchmarks in our dry bulk fleet. Specifically, for the second half of 2018, our TCE per day in the handysize segment was $9,066 compared to the BHSI of $8,329 (adjusted for 5.0% commissions), an outperformance of approximately 8.8%, whereas in the ultramax/supramax segment our TCE per day was $12,795 compared to the BSI-58 of $11,267 (adjusted for 5.0% commissions), an outperformance of approximately 13.6%. We should note that in the first half of 2018 we had outperformed the BHSI and BSI-58, by approximately 9.7% and 5.1% respectively. On the tanker side, the markets remained weak for most of the second half of 2018 with a resurgence as of November 2018 which carried into 2019 but has recently declined from the highs in late 2018. Still, we achieved an MR tanker TCE per day of $10,950 during the second half of 2018 compared to $8,573 for the Clarksons MR Clean Average Earnings assessment, an outperformance of approximately 27.7%.

The dry bulk market in 2019 to date shows signs of weakness reflecting trade wars, the Chinese New Year’s seasonal impact, a slowdown in Chinese imports and other external market disruptions. Yet we believe that the long term fundamentals appear positive reflecting the reduced supply outlook combined with steady demand especially for minor bulks, which are typically carried by Grindrod Shipping’s vessels. We also expect the product tanker market to improve given the increase in refining capacity and dislocation between refiners and end users combined with the low orderbook for MR tankers. Furthermore, the implementation of the IMO 2020 regulations may have a positive impact on the overall market further limiting supply as the result of higher scrapping rates, increased off hires and slow steaming.

In this environment, we expect to continue to leverage our competitive advantages which include the modernity and high quality of our Japanese built fleet, our ability to maximize revenue through the use of in-house commercial pools and cargoes, and our close commercial relationships with global and regional industry players. We believe that the current market weakness may present attractive growth opportunities and we believe that Grindrod Shipping is well positioned to take advantage of these opportunities. Our company continues to operate a diversified fleet of dry bulk and product tanker vessels which affords management the opportunity to pursue potential consolidation and growth opportunities in both sectors.”

Results for the Six Months Ended December 31, 2018 and 2017

In comparison to the results for the second half of 2017, the results for the second half of 2018 were impacted by the sale of two non-core businesses on January 1, 2018. In the drybulk business, our handysize and supramax/ultramax operating days declined to 6,279 days for the six months ended December 31, 2018 from 7,676 days for the six months ended December 31, 2017, primarily as a result of a reduction of short-term chartered-in days. A significant portion of both our drybulk and tankers fleet continued to be exposed to the spot markets in the second half of 2018. Handysize and supramax/ultramax drybulk spot markets were generally stronger in the second half of 2018 than they were in the second half of 2017. On the other hand, while there was an improvement in the MR tanker market from November 2018, the second half of 2018 in this sector was generally weaker than the second half of 2017.

Revenues were $168.2 million for the six months ended December 31, 2018 and $215.5 million for the six months ended December 31, 2017. Vessel revenues were $156.4 million for the six months ended December 31, 2018 and $194.4 million for the six months ended December 31, 2017.

In the drybulk business, handysize total revenues and supramax/ultramax total revenues were $72.9 million and $73.6 million, respectively, for the six months ended December 31, 2018 and $72.3 million and $78.7, respectively, for the six months ended December 31, 2017. Handysize vessel revenues and supramax/ultramax vessel revenues were $63.4 million and $73.0 million, respectively, for the six months ended December 31, 2018 and $64.5 million, and $78.2 million, respectively, for the six months ended December 31, 2017.

In the tankers business, our medium range tankers and small tankers total revenues were $19.0 million and $12.2 million, respectively, for the six months ended December 31, 2018 and $29.7 million and $10.9 million, respectively, for the six months ended December 31, 2017. Medium range tankers and small tankers vessel revenues were $19.0 million and $8.4 million, respectively, for the six months ended December 31, 2018 and $18.8 million and $10.9 million, respectively for the six months ended December 31, 2017.

Handysize TCE per day was $9,066 per day for the six months ended December 31, 2018 and $8,422 per day for the six months ended December 31, 2017. Supramax/ultramax TCE per day was $12,795 per day for the six months ended December 31, 2018 and $10,639 per day for the six months ended December 31, 2017.

Medium range tankers TCE per day was $10,950 per day for the six months ended December 31, 2018 and $10,592 per day for the six months ended December 31, 2017. Small tankers TCE per day was $11,453 per day for the six months ended December 31, 2018 and $13,458 per day for the six months ended December 31, 2017.

Cost of sales was $159.5 million for the six months ended December 31, 2018 and $203.1 million for the six months ended December 31, 2017. In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $67.0 million and $71.9 million, respectively, for the six months ended December 31, 2018 and $68.3 million and $79.2 million, respectively, for the six months ended December 31, 2017.

Handysize voyage expenses and supramax/ultramax voyage expenses were $32.9 million and $35.7 million, respectively, for the six months ended December 31, 2018 and $31.8 million, and $37.9 million, respectively, for the six months ended December 31, 2017. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $13.5 million and $1.7 million for the six months ended December 31, 2018, respectively, and $13.5 million and $1.7 million, respectively for the six months ended December 31, 2017. Handysize vessel operating costs per day were $5,167 per day for the six months ended December 31, 2018 and $5,124 per day for the six months ended December 31, 2017. Supramax/ultramax vessel operating costs per day were $4,667 per day for the six months ended December 31, 2018 and $4,592 per day for the six months ended December 31, 2017.

The average daily charter-in costs for our long-term supramax/ultramax fleet was $12,668 per day during the second six months of 2018. During this period, out of 2,913 operating days in the supramax/ultramax segment, 50.3% were fulfilled with owned/long-term chartered-in vessels and the remaining 49.7% with short-term chartered-in vessels. As noted above, the IVS Shikra was redelivered in August 2018 (which was our only long-term chartered-in Handysize vessel).

In the tankers business, medium range tankers and small tankers cost of sales were $20.1 million and $10.3 million, respectively, for the six months ended December 31, 2018 and $33.0 million and $8.1 million, respectively, for the six months ended December 31, 2017. Medium range tankers voyage expenses and small tankers voyage expenses were $4.2 million and $1.3 million, respectively, for the six months ended December 31, 2018 and $3.4 million and $2.2 million, respectively, for the six months ended December 31, 2017. Medium range tankers vessel operating costs and small tankers vessel operating costs were $5.4 million and $4.1 million, respectively, for the six months ended December 31, 2018 and $6.4 million and $4.7 million, respectively, for the six months ended December 31, 2017. Medium range tankers vessel operating costs per day were $6,502 per day for the six months ended December 31, 2018 and $6,806 per day for the six months ended December 31, 2017. Small tankers vessel operating costs per day were $6,390 per day for the six months ended December 31, 2018 and $7,286 per day for the six months ended December 31, 2017.

The average daily charter-in costs for our long-term medium range tanker fleet was $14,972 per day during the second six months of 2018 and during this period all of the operating days in the medium range segment, were fulfilled with owned/long-term chartered-in vessels. The Company did not have any long-term or short-term chartered-in small tanker vessels during this period.

Gross profit was $8.7 million for the six months ended December 31, 2018 and $12.4 million for the six months ended December 31, 2017.

Other operating income was $3.4 million for the six months ended December 31, 2018 and $2.8 million for the six months ended December 31, 2017 primarily due to the increase in foreign exchange gains for the six months ended December 31, 2018.

Administrative expenses were $14.3 million for the six months ended December 31, 2018 and $19.3 million for the six months ended December 31, 2017. The higher level of administrative expenses in the period ended December 31, 2017 was primarily due to $2.4 million of costs in the six months ended December 31, 2017 relating to our spin-off from Grindrod Limited, as well as other administrative costs relating to the two non-core businesses sold on January 1, 2018.

Other operating expenses were $3.4 million and $37.0 million in the six months ended December 31, 2018 and 2017, respectively. The decrease in operating expenses for the six months ended December 31, 2018 was primarily due to impairment losses on vessels of $16.5 million, impairment loss on goodwill and intangibles of $12.1 million and impairment on assets of the two non-core businesses sold on January 1, 2018 of $5.1 million recorded in the six months ended December 31, 2017.

Share of results of joint ventures was a profit of $0.9 million for the six months ended December 31, 2018 and a loss of $11.8 million for the six months ended December 31, 2017. The improvement for the six months ended December 31, 2018 was primarily due to the recognition of impairment losses on vessels in our joint ventures for the six months ended December 31, 2017.

We recorded an impairment loss on financial assets of $1.6 million in the second half of 2018 and no impairment loss on financial assets in the second half of 2017.

Interest income was $1.8 million for the six months ended December 31, 2018 and $3.9 million for the six months ended December 31, 2017. The decrease in interest income for the six months ended December 31, 2018 was primarily due to repayment of certain loans to our joint ventures.

Interest expense was $3.6 million for the six months ended December 31, 2018 and $3.5 million for the six months ended December 31, 2017.

Income tax expense for the six months ended December 31, 2018 was a credit of $0.8 million and for the six months ended December 31, 2017 was an expense of $1.3 million. The reduction of income tax expense for the six months ended December 31, 2018 was primarily due to the exclusion of the two non-core businesses sold on January 1, 2018 from our results since that date.

Loss for the six months ended December 31, 2018 was $7.2 million and loss for the six months ended December 31, 2017 was $53.9 million.

Results for the Full Years Ended December 31, 2018 and 2017

Our results for the full year ended December 31, 2018 relative to the full year ended December 31, 2017 were impacted by the sale of two non-core businesses on January 1, 2018, which had combined revenues of $54.9 million, combined cost of sales of $39.3 million and a combined profit of $6.9 million for the full year ended 2017. In the drybulk business, our handysize and supramax/ultramax operating days declined from 15,304 days in the 12 months ended December 31, 2017 to 12,810 days for the 12 months ended December 31, 2018, primarily as a result of a reduction of short-term chartered-in days. Handysize and supramax/ultramax drybulk spot market rates were generally stronger in fiscal 2018 than fiscal 2017, and particularly so in the first half of 2018 compared to the first half of 2017. On the other hand, while there was an improvement in the medium range tanker market since November 2018, overall this tanker market was generally weaker in fiscal 2018 than compared to fiscal 2017.

Revenues were $319.0 million for the 12 months ended December 31, 2018 and $409.5 million for the 12 months ended December 31, 2017. Vessel revenues were $303.9 million for the 12 months ended December 31, 2018 and $386.0 million for the 12 months ended December 31, 2017.

In the drybulk business, handysize total revenues and supramax/ultramax total revenues were $126.7 million and $147.3 million, respectively, for the 12 months ended December 31, 2018 and $126.7 million and $157.4 million, respectively, for the 12 months ended December 31, 2017. Handysize vessel revenues and supramax/ultramax vessel revenues were $116.4 million and $146.1 million, respectively, for the 12 months ended December 31, 2018 and $118.3 million, and $156.5 million, respectively, for the 12 months ended December 31, 2017.

In the tankers business, our medium range tankers and small tankers total revenues were $37.9 million and $21.2 million, respectively, for the 12 months ended December 31, 2018 and $53.3 million and $22.7 million, respectively, for the 12 months ended December 31, 2017. Medium range tankers and small tankers vessel revenues were $37.9 million and $17.4 million, respectively, for the 12 months ended December 31, 2018 and $42.6 million and $22.7 million, respectively for the 12 months ended December 31, 2017.

Handysize TCE per day was $9,032 per day for the 12 months ended December 31, 2018 and $7,675 per day for the 12 months ended December 31, 2017. Supramax/ultramax TCE per day was $11,878 per day for the 12 months ended December 31, 2018 and $10,551 per day for the 12 months ended December 31, 2017.

Medium range tankers TCE per day was $11,258 per day for the 12 months ended December 31, 2018 and $11,691 per day for the 12 months ended December 31, 2017. Small tankers TCE per day was $11,392 per day for the 12 months ended December 31, 2018 and $13,014 per day for the 12 months ended December 31, 2017.

Cost of sales was $307.9 million for the 12 months ended December 31, 2018 and $387.4 million for the 12 months ended December 31, 2017.

In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $117.6 million and $146.6 million, respectively, for the 12 months ended December 31, 2018 and $124.0 million and $155.9 million, respectively, for the 12 months ended December 31, 2017. Handysize voyage expenses and supramax/ultramax voyage expenses were $57.7 million and $71.1 million, respectively, for the 12 months ended December 31, 2018 and $59.0 million, and $76.5 million, respectively, for the 12 months ended December 31, 2017. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $26.5 million and $3.4 million for the 12 months ended December 31, 2018, respectively, and $26.5 million and $3.3 million, respectively for the 12 months ended December 31, 2017. Handysize vessel operating costs per day were $5,201 per day for the 12 months ended December 31, 2018 and $5,034 per day for the 12 months ended December 31, 2017. Supramax/ultramax vessel operating costs per day were $4,641 per day for the 12 months ended December 31, 2018 and $4,519 per day for the 12 months ended December 31, 2017.

The average daily charter-in costs for our long-term supramax/ultramax fleet was $12,886 per day for the year ended December 31, 2018, and $13,092 per day for the year ended December 31, 2017.

In the tankers business, medium range tankers and small tankers cost of sales were $39.8 million and $18.6 million, respectively, for the 12 months ended December 31, 2018 and $56.5 million and $18.5 million, respectively, for the 12 months ended December 31, 2017. Medium range tankers voyage expenses and small tankers voyage expenses were $8.0 million and $3.5 million, respectively, for the 12 months ended December 31, 2018 and $7.6 million and $3.7 million, respectively, for the 12 months ended December 31, 2017. Medium range tankers vessel operating costs and small tankers vessel operating costs were $11.3 million and $9.0 million, respectively, for the 12 months ended December 31, 2018 and $13.3 million and $9.5 million, respectively, for the 12 months ended December 31, 2017. Medium range tankers vessel operating costs per day were $6,888 per day for the 12 months ended December 31, 2018 and $6,869 per day for the 12 months ended December 31, 2017. Small tankers vessel operating costs per day were $7,069 per day for the 12 months ended December 31, 2018 and $7,427 per day for the 12 months ended December 31, 2017.

The average daily charter-in costs for our long-term medium range tanker fleet was $14,995 per day for the year ended December 31, 2018 and $14,756 per day for the year ended December 31, 2017.

Gross profit was $11.1 million for the 12 months ended December 31, 2018 and $22.1 million for the 12 months ended December 31, 2017. Gross profit for the 12 months ended December 31, 2017 included $15.7 million of gross profit of the two non-core businesses that were sold on January 1, 2018.

Other operating income was $11.5 million for the 12 months ended December 31, 2018 and $4.7 million for the 12 months ended December 31, 2017. Profit on sale of the two non-core businesses of $3.8 million were recorded in the 12 months ended December 31, 2018 and foreign exchange gains were $3.5 million higher for the same period.

For the year to December 31, 2018 administrative expenses were $31.6 million, and they were $32.9 million for the year to December 31, 2017.

Other operating expenses were $5.4 million and $39.2 million in the 12 months ended December 31, 2018 and 2017, respectively. The decrease in other operating expenses for the six months ended December 31, 2018 was primarily due to impairment losses on vessels of $16.5 million, impairment loss on goodwill and intangibles of $12.1 million and impairment loss on assets of disposal group of $5.1 million for the 12 months ended December 31, 2017.

Share of losses of joint ventures was $0.5 million for the 12 months ended December 31, 2018 and $12.9 million for the 12 months ended December 31, 2017. The decrease was primarily due to impairment losses on vessels recorded in the 12 months ended December 31, 2017.

We recorded an impairment loss on financial assets of $1.6 million for the year ended December 31, 2018 and no impairment loss on financial assets in 2017.

Interest income was $3.8 million for the 12 months ended December 31, 2018 and $7.2 million for the 12 months ended December 31, 2017. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2018 due to partial repayments of certain borrowings.

For each of the year to December 31, 2018 and the year to December 31, 2017, interest expense was $6.5 million.

Income tax expense for the 12 months ended December 31, 2018 was $1.4 million and for the 12 months ended December 31, 2017 was $3.2 million. Income tax expense decreased in 2018 due to the exclusion of the non-core businesses sold on January 1, 2018 from our results since that date.

Loss for the 12 months ended December 31, 2018 was $20.6 million and loss for the 12 months ended December 31, 2017 was $60.8 million.

Cash from operating activities was an outflow of $37.4 million for the 12 months ended December 31, 2018 and an inflow of $3.4 million for the 12 months ended December 31, 2017. Cash from operating activities for the 12 months ended December 31, 2018 includes capital expenditure on vessels of $21.4 million, proceeds from vessel sales of $8.3 million and payments to related parties of $6.0 million. For the 12 months ended December 31, 2017, cash from operating activities includes capital expenditure on vessels of $5.2 million, proceeds from vessel sales of $17.7 million and payments to related parties of $5.0 million.

Cash generated from (used in) investing activities was an inflow of $40.0 million for the 12 months ended December 31, 2018 and an outflow of $2.1 million for the 12 months ended December 31, 2017. Cash generated from (used in) investing activities was impacted by the proceeds from the sales of the two non-core businesses in the 12 months ended December 31, 2018 of $25.3 million and payments received from related parties of $14.1 million.

Cash used in financing activities was an outflow of $11.9 million for the 12 months ended December 31, 2018 and an outflow of $19.8 million for the 12 months ended December 31, 2017. Cash used in financing activities in the 12 months ended December 31, 2018 was primarily impacted by the repayment of loans from related parties of $8.4 million, movement of cash to restricted cash of $8.6 million and a net inflow of $6.8 million from the incurrence of new debt and the repayment of existing debt. Cash used in financing activities in the 12 months ended December 31, 2017 was primarily impacted by the issuance of equity to Grindrod Limited of $15.0 million and repayment of loans from related parties of $42.0 million.

The above cash flow figures are reflected in the summarized cash flow information shown in tabular form in a subsequent section of this announcement under the heading “Unaudited Summary Statement of Cash Flows”, which reflects $33.5 million of cash and cash equivalents as at December 31, 2018, which is after deducting $13.8 million of restricted cash which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2018, we had cash and cash equivalents of $47.3 million including the $13.8 million of restricted cash.

Conference Call Details

Tomorrow, Thursday, February 28, 2019 at 8:00 a.m. Eastern Savings Time / 3:00 p.m. South African Standard Time / 9:00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +866 966 1396 (US Toll Free Dial In), +0800 376 7922 (UK Toll Free Dial In), +800 852 6250 (Singapore Toll Free Dial In), or +0800 014 553 (South Africa Toll Free Dial In), +44 (0)2071 928000 (International Standard Dial In). Please enter code: 9069683.

An audio replay of the conference call will be available until Thursday, March 7, 2019, by dialing +866 331 1332 (US Toll Free Dial In), +65 3158 3995 (Singapore Dial In), +44 (0)3333 009785 (International Standard Dial In). Access code: 9069683.

Audio Webcast - Slides Presentation

There will be concurrent live and then archived slides and audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the results for the second half and full year ended December 31, 2018 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 18 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers on the water with five ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of eight medium range tankers and three small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release:

Drybulk Carriers – Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	33.5%	IVS Commercial(8)
IVS Sunbird(3)	2015	Japan	33,400	33.5%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	33.5%	IVS Commercial(8)
IVS Kestrel(3)	2014	Japan	32,770	33.5%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	33.5%	IVS Commercial(8)
IVS Sparrowhawk(3)	2014	Japan	33,420	33.5%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Kawana	2005	Japan	32,640	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Swinley Forest(3)	2017	Japan	60,490	33.5%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	33.5%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	33.5%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	33.5%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	33.5%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	33.5%	IVS Supramax Pool

Drybulk Carriers – Long Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period	Type of Employment
IVS Hayakita(7)	2016	Japan	60,400	2023-26(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26(2)	IVS Supramax Pool
IVS Augusta(7)	2015	Philippines(4)	57,800	2020-22(2)	IVS Supramax Pool
IVS Pinehurst(7)	2015	Philippines(4)	57,810	2020-22(2)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2019-21(2)	IVS Supramax Pool
IVS Naruo(7)	2014	Japan	60,030	2021-24(2)	IVS Supramax Pool

Drybulk Carriers Under Construction – Owned Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Ownership Percentage
Supramax/Ultramax-Eco
IVS Okudogo	3Q 2019	Japan	61,000	100%
IVS Prestwick	3Q 2019	Japan	61,000	100%

Drybulk Carriers Under Construction – Long Term Charter-In Fleet (3 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax-Eco
IVS Phoenix	2Q 2019	Japan	60,000	2022-24(2)
IVS Pebble Beach(7)	3Q 2020	Japan	62,000	2022-24(2)
IVS Atsugi(7)	3Q 2020	Japan	62,000	2022-24(2)

Tankers – Owned Fleet (11 Vessels)(9)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2020-22) (2)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(6)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(6)
Medium Range Tankers
Lavela(5)	2010	South Korea	40,100	III	50%	Handy Tanker Pool
Rhino	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	100%	Handy Tanker Pool
Small Product Tankers
Umgeni	2011	China	16,480	II, III	100%	Brostrom Tanker Pool
Kowie	2010	China	16,890	II, III	100%	Brostrom Tanker Pool
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

Tankers – Long Term Charter-in Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(6)
Doric Pioneer	2013	South Korea	51,570	II, III	1Q 2020	Vitol Commercial(6)

(1)	Owned through a joint venture with Mitsui & Co Ltd. in which we have a 51% interest.
(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options.
(3)	Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.a.r.l. in which we have a 33.5% interest.
(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(5)	In February 2019 the joint venture with Engen Petroleum Limited, in which we have a 50% interest, entered into an agreement to sell the medium range tanker Lavela to a third party. The vessel is scheduled to deliver to her new owners during March 2019.
(6)	Our eco Medium Range product tankers, other than Matuku, are commercially managed by Mansel Limited. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.
(7)	Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, we have the option to purchase either, but not both, of these vessels of our choice.
(8)	Commercially managed by us alongside the IVS Handysize Pool.
(9)	Fleet table does not include the remaining vessel owned by the Leopard Tankers joint venture, which is expected to be delivered to Vitol imminently.

Selected Historical and Statistical Data of Our Operating Fleet(1)

Set forth below are selected historical and statistical data of our operating fleet for the six months ended December 31, 2018 and 2017, and the 12 months ended December 31, 2018 and 2017, that we believe may be useful in better understanding our operating fleet's financial position and results of operations. This table contains certain information regarding TCE per day, which is a non-GAAP measure. For a discussion and reconciliation of these measures, see "Non-GAAP Financial Measures" at the end of this press release.

	Six months ended December 31,		Year ended December 31,
(In U.S. dollars where indicated)	2018	2017	2018	2017

Drybulk Carriers Business
Handysize Segment
Calendar days(2)	3,411	4,010	6,704	7,942
Available days(3)	3,382	3,977	6,565	7,840
Operating days(4)	3,366	3,887	6,495	7,720
Owned fleet operating days(5)	2,576	2,556	4,915	5,114
Long-term charter-in days(6)	40	184	221	365
Short-term charter-in days(7)	750	1,147	1,359	2,241
Fleet Utilization(8)	99.5%	97.7%	98.9%	98.5%
Handysize Segment Average Daily Results
TCE per day (9)	$9,066	$8,422	$9,032	$7,675
Vessel operating costs per day(10)	$5,167	$5,124	$5,201	$5,034
Long-term charter-in costs per day(11)	$8,600	$8,600	$8,600	$8,600
Supramax/Ultramax Segment
Calendar days(2)	2,930	3,864	6,401	7,702
Available days(3)	2,922	3,864	6,345	7,702
Operating days(4)	2,913	3,789	6,315	7,584
Owned fleet operating days(5)	361	349	704	692
Long-term charter-in days(6)	1,103	1,257	2,299	2,524
Short-term charter-in days(7)	1,449	2,183	3,312	4,368
Fleet Utilization(8)	99.7%	98.1%	99.5%	98.5%
Supramax/Ultramax Segment Average Daily Results
TCE per day (9)	$12,795	$10,639	$11,878	$10,551
Vessel operating costs per day(10)	$4,667	$4,592	$4,641	$4, 519
Long-term charter-in costs per day(11)	$12,668	$13,095	$12,866	$13,092

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,375	1,505	2,733	3,055
Available days(3)	1,375	1,460	2,721	2,999
Operating days(4)	1,349	1,460	2,660	2,994
Owned fleet operating days(5)	808	907	1,587	1,893
Long-term charter-in days(6)	541	553	1,073	1,101
Short-term charter-in days(7)	-	-	-	-
Fleet Utilization(8)	98.1%	100%	97.8%	100%
Medium Range Tanker Segment Average Daily Results
TCE per day (9)	$10,950	$10,592	$11,258	$11,691
Vessel operating costs per day(10)	$6,502	$6,806	$6,888	$6,869
Long-term charter-in costs per day(11)	$14,972	$14,358	$14,995	$14,756

	Six months ended December 31,		Year ended December 31,
(In U.S. dollars where indicated)	2018	2017	2018	2017

Small Tanker Segment
Calendar days(2)	634	654	1,268	1,469
Available days(3)	624	646	1,234	1,461
Operating days(4)	623	646	1,223	1,461
Owned fleet operating days(5)	623	630	1,223	1,264
Long-term charter-in days(6)	-	16	-	197
Short-term charter-in days(7)	-	-	-	-
Fleet Utilization(8)	99.8%	100%	99.1%	99.0%
Small Tanker Segment Average Daily Results
TCE per day (9)	$11,453	$13,458	$11,392	$13,014
Vessel operating costs per day(10)	$6,390	$7,286	$7,069	$7,427
Long-term charter-in costs per day(11)	$-	$10,938	$-	$10,905

(1)	Segment historical and statistical data of our operating fleet include the proportionate share of joint ventures which is not reflected in our combined results of operations.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.
(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.
(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.
(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(9)	TCE per day: vessel revenues less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “Non-GAAP Financial Measures” at the end of this press release.
(10)	Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ calendar day and excludes charter-in costs and charter-in days.
(11)	Long-term charter-in costs per day: Charter hire expenses associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period.

The tables below presents the breakdown of charter hire expense into long-term charter hire expense and short-term charter hire expense for the six months to December 31, 2018 and 2017, and for the 12 months to December 31, 2018 and 2017:

	Six months ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short- term	Charter Hire Expense	Long-term	Short- term	Charter Hire Expense

Handysize	348	7,325	7,673	1,583	11,053	12,636
Supramax/ultramax	13,973	18,775	32,748	16,461	21,266	37,727
Medium Range Tankers	8,100	-	8,100	7,940	-	7,940
Small Tankers	-	-	-	175	-	175
Other			-			5,487
Adjustments(1)			(2,153)			(465)
			46,368			63,500

	Year ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short- term	Charter Hire Expense	Long-term	Short- term	Charter Hire Expense

Handysize	1,904	14,187	16,091	3,139	19,634	22,773
Supramax/ultramax	29,580	39,848	69,428	33,038	40,298	73,336
Medium Range Tankers	16,090	-	16,090	16,257	-	16,257
Small Tankers	-	-	-	2,148	-	2,148
Other			1,468			14,054
Adjustments(1)			(2,429)			(820)
			100,648			127,748

(1)	Charter hire cost incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated and combined financial statements.

Unaudited Condensed Consolidated and Combined Statement of Financial Position

	December 31, 2018	December 31, 2017
	US$’000	US$’000
ASSETS
Current assets
Cash and cash equivalents	47,263	46,522
Trade receivables	12,034	13,399
Contract assets	1,959	-
Other receivables and prepayments	17,902	17,187
Due from related parties	13,516	26,998
Loans to joint ventures	23,803	18,180
Derivative financial instruments	-	123
Inventories	10,841	9,078
Current tax asset	-	761
	127,318	132,248
Assets classified as held for sale	7,258	54,954
Total current assets	134,576	187,202
Non-current assets
Other receivables and prepayments	-	72
Loans to joint ventures	-	7,301
Ships, property, plant and equipment	249,602	238,592
Interest in joint ventures	54,560	64,296
Intangible assets	41	61
Goodwill	7,351	8,419
Deferred tax assets	1,497	1,179
Total non-current assets	313,051	319,920
Total assets	447,627	507,122

LIABILITIES AND EQUITY
Current liabilities
Bank loans	18,323	87,964
Trade and other payables	22,364	28,354
Contract liability	4,223	-
Provisions	1,578	1,270
Due to related parties	6,238	16,930
Derivative financial instruments	867	138
Bank overdrafts	-	4,028
Income tax payable	3,073	3,551
	56,666	142,235
Liabilities associated with assets held for sale	-	21,014
Total current liabilities	56,666	163,249

	December 31, 2018	December 31, 2017
	US$’000	US$’000
Non-current liabilities
Bank loans	96,133	20,790
Retirement benefit obligation	1,922	2,180
Trade and other payables	403	1,167
Total non-current liabilities	98,458	24,137

Capital and reserves
Share capital	320,683	*
Parent invested capital	-	313,978
Other reserves	(21,140)	5,758
Accumulated losses	(7,040)	-
Equity attributable to owners of the company	292,503	319,736

Total equity and liabilities	447,627	507,122

* Amount is less than US$1.00

Unaudited Condensed Consolidated and Combined Statement of Profit or Loss

	For the six months ended December 31,		For the twelve months ended December 31,
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

Revenue	168,177	215,469	319,018	409,522
Voyage expenses	(80,192)	(84,463)	(151,705)	(166,924)
Vessel operating costs	(16,313)	(20,844)	(32,657)	(40,837)
Charter hire	(46,368)	(63,500)	(100,648)	(127,748)
Depreciation and amortization	(7,445)	(8,343)	(14,094)	(17,975)
Other expenses	(1,500)	(8,391)	(1,146)	(16,364)
Cost of ship sale	(7,675)	(17,560)	(7,675)	(17,560)
Gross profit	8,684	12,368	11,093	22,114

Other operating income	3,427	2,794	11,459	4,696
Administrative expenses	(14,307)	(19,333)	(31,599)	(32,868)
Other operating expenses	(3,370)	(37,036)	(5,437)	(39,198)
Share of income/(losses) of joint ventures	918	(11,758)	(454)	(12,946)
Impairment loss recognized on financial assets	(1,583)	-	(1,583)	-
Interest income	1,842	3,902	3,787	7,164
Interest expense	(3,556)	(3,469)	(6,517)	(6,548)
Loss before taxation	(7,945)	(52,532)	(19,251)	(57,586)

Income tax	758	(1,328)	(1,389)	(3,226)
Loss for the period	(7,187)	(53,860)	(20,640)	(60,812)

	US$	US$	US$	US$
Loss per share:

Basic and diluted, loss for the period attributable to ordinary equity holders of the company(1)	(0.38)	(2.83)	(1.08)	(3.19)

Diluted loss per share for the period attributable to ordinary equity holders of the company(2)	(0.36)	(2.83)	(1.04)	(3.19)

(1)	For comparative purposes, the calculations of basic and diluted loss per share for the periods ending December 31, 2017 are based on 19,063,833 ordinary shares issued and outstanding as at June 18, 2018.
(2)	Diluted loss per share for the periods ended December 31, 2018 was calculated based on 19,806,833 ordinary shares taking into account the 743,000 ordinary shares that, as at the date of this press release, may at various future dates be issued under our Forfeitable Share Plan (“FSP”). The award of the shares under our FSP is subject to vesting conditions and, at the Company’s discretion, new shares or treasury shares may be used for the FSP.

Unaudited Summary Statement of Cash Flows

The following table presents an unaudited summary statement of cash flows for each of the years ended December 31, 2018 and 2017:

	Year ended December 31,
(In thousands of U.S. dollars)	2018	2017

Cash (used in) generated from operating activities	$(37,360)	$3,375
Cash generated from (used in) investing activities	40,024	(2,062)
Cash used in financing activities	(11,887)	(19,840)
Decrease in cash and cash equivalents	(9,223)	(18,527)
Cash and cash equivalents, beginning of period	45,245	62,470
Differences in translation	(2,524)	1,302
Cash and cash equivalents, end of period	33,498	45,245

The cash and cash equivalents at the end of period reflected in the unaudited summary statement of cash flows above is reconciled in the table below to the cash and cash equivalents reflected on our unaudited condensed consolidated and combined statement of financial position set out in the section of this press release headed “Unaudited Condensed Consolidated and Combined Statement of Financial Position”.

	Year ended December 31,
(In thousands of U.S. dollars)	2018	2017

Restricted cash(1)	$13,765	5,183
Cash on hand	438	347
Cash at bank	33,060	40,992
Cash and cash equivalents	47,263	46,522
Less
Bank overdrafts	-	(4,028)
Restricted cash(1)	(13,765)	(5,183)
	33,498	37,311
Add: Cash and cash equivalents included in disposal group held for sale	-	7,934
Cash and cash equivalents in the unaudited summary statement of cash flows	33,498	45,245

(1)	Restricted cash is bank balances pledged to certain banks to secure loans and other banking facilities of the Company and its subsidiaries.

Certain Unaudited Financial Information of Our Joint Ventures

The table below sets out certain unaudited financial information of our joint ventures as at and for the year ended December 31, 2018. Our ownership interest in each of the joint ventures is set out at the bottom of the table.

	As at / For the Year ended December 31, 2018
(In thousands of U.S. dollars)	IVS Bulk(1)	Leopard Tankers(2)	Petrochemical Shipping(3)	Tri-View Shipping(4)	Island Bulk Carriers(5)

Financial position items as at December 31, 2018
Non-current assets	268,247	108,000	14,484	11,284	403
Non-current liabilities	(116,314)	-	-	-	-
Current liabilities	(21,602)	(116,456)	(7,050)	(8,040)	(3,499)
Cash and cash equivalents	26,232	3,899	5,623	2,143	56

Summary EBITDA(6) reconciliation

Profit / (Loss) for the year	1,111	5,079	(6,872)	920	(1,003)
Adjusted for:
Income tax credit	-	-	-	(11)	-
Interest income	(24)	-	(76)	-	-
Interest expense	9,666	4,765	519	328	-
Depreciation and amortization	12,894	3	957	-	-
EBITDA	23,647	9,847	(5,472)	1,237	(1,003)

Company’s ownership interest	33.5%	50.0%	50.0%	51.0%	65.0%

(1)	A joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.a.r.l.
(2)	A joint venture with Vitol Shipping Singapore Pte. Ltd.
(3)	A joint venture with Engen Petroleum Limited
(4)	A joint venture with Mitsui & Co. Ltd.
(5)	A joint venture with Rogers Shipping Pte. Ltd.
(6)	EBITDA is a non-GAAP financial measure. For a discussion of non-GAAP financial measures, including EBITDA, refer to the section of this press release headed “Non-GAAP Financial Measures”.

Segment Results of Operations (1)

	Six month ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2018	2017	2018	2017

Drybulk Carriers Business
Handysize Segment
Revenue	$72,881	$72,323	$126,709	$126,731
Cost of sales	(66,953)	(68,317)	(117,554)	(123,963)
Supramax/Ultramax Segment
Revenue	$73,647	$78,739	$147,322	$157,428
Cost of sales	(71,857)	(79,153)	(146,612)	(155,907)

Tanker Business
Medium Range Tanker Segment
Revenue	$18,990	$29,722	$37,911	$53,307
Cost of sales	(20,086)	(33,032)	(39,795)	(56,532)
Small Tanker Segment
Revenue	$12,209	$10,927	$21,175	$22,740
Cost of sales	(10,263)	(8,142)	(18,641)	(18,549)

(1)	Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our condensed consolidated and combined results of operations.

Non-GAAP Financial Measures

The financial information included in this press release includes certain ‘‘non-GAAP financial measures’’ as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.

TCE revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of operating days during the period, is TCE per day. Vessel revenues and voyage expenses as reported for our operating segments include a proportionate share of vessel revenues and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue for the six month periods to December 31, 2018 and 2017:

	Six months ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	63,417	(32,902)	30,515	64,528	(31,793)	32,735
Supramax/ultramax	73,015	(35,743)	37,272	78,214	(37,902)	40,312
Medium Range Tankers	18,965	(4,193)	14,772	18,843	(3,378)	15,465
Small Tankers	8,429	(1,294)	7,135	10,927	(2,233)	8,694
Other drybulk carriers	3			27,285
Other tankers	2,613			7,287
Other revenue	11,739			21,098
Adjustments(1)	(10,004)			(12,713)

Revenue	168,177			215,469

(1)	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

Below is a reconciliation from TCE revenue to revenue for the 12 month periods to December 31, 2018 and 2017:

	Year ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel Revenue
Handysize	116,372	(57,707)	58,665	118,262	(59,004)	59,258
Supramax/ultramax	146,097	(71,087)	75,010	156,517	(76,497)	80,020
Medium Range Tankers	37,911	(7,966)	29,945	42,561	(7,555)	35,006
Small Tankers	17,395	(3,463)	13,932	22,740	(3,725)	19,015
Other drybulk carriers	1,218			56,644
Other tankers	5,183			14,186
Other revenue	15,163			23,553
Adjustments(1)	(20,321)			(24,941)

Revenue	319,018			409,522

(1)	Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis. Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

EBITDA and Adjusted EBITDA.

EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of loss in joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six month period ended December 31, 2018 and the comparative period ended December 31, 2017; and for the 12 month period ended December 31, 2018 and the comparative period ended December 31, 2017:

	Six month ended December 31,		Year ended December 31,
(In thousands of U.S. dollars)	2018	2017	2018	2017

Loss for the Period	$(7,187)	$(53,860)	$(20,640)	$(60,812)
Adjusted for:
Income tax expense	(758)	1,328	1,389	3,226
Interest income	(1,842)	(3,902)	(3,787)	(7,164)
Interest expense	3,556	3,469	6,517	6,548
Impairment loss recognized on financial assets	1,583	-	1,583	-
Share of (profit)/losses of joint ventures	(918)	11,758	454	12,946
Depreciation and amortization	7,529	9,494	14,292	19,680

EBITDA	1,963	(31,713)	(192)	(25,576)

Adjusted for
Listing costs	$(497)	$-	$3,582	$-
Impairment loss on ships	-	16,503	-	16,503
Impairment loss on goodwill and intangibles	-	12,119	-	12,119
Impairment loss on assets of disposal group	-	5,092	-	5,092
Gain on disposals of business	-	-	(3,255)	-
Gain on deemed disposal of previously held joint venture	111	-	(213)	-

ADJUSTED EBITDA	1,577	2,001	(78)	8,138

Headline Loss and Headline Loss Per Share.

The Johannesburg Stock Exchange (“JSE”) requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because these companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period. The table below presents a reconciliation between Loss for the period to Headline Loss for the six month period ended December 31, 2018 and 2017, and the 12 month period ended December 31, 2018 and 2017:

	Six months ended December 31,		Year ended December 31,
(In thousands of U.S. dollars, other than per share data which is in U.S. dollars)	2018	2017	2018	2017
Reconciliation between loss for the period and headline earnings:
Loss for the period	$(7,187)	$(53,860)	$(20,640)	$(60,812)
Adjusted for:
- Impairment loss on joint venture’s ships	1,439	-	2,862	-
- Impairment loss on ships	-	16,503	-	16,503
- Impairment loss on goodwill and intangibles	-	12,119	-	12,119
- Impairment loss on assets of disposal group	-	5,092	-	5,092
- Gain/loss on disposals of plant and equipment	-	-	(63)	2
- Gain on disposals of business	-	-	(3,255)	-
- Gain on deemed disposal of previously held joint venture	111	-	(213)	-
- Capital gains tax on sale of businesses	(12)	-	1,797	-
Headline Loss	(5,649)	(20,146)	(19,512)	(27,096)

Number of shares on which the per share figures have been calculated	19,063,833	19,063,833	19,063,833	19,063,833
Loss per share	$(0.38)	$(2.83)	$(1.08)	$(3.19)
Headline loss per share	$(0.30)	$(1.06)	$(1.02)	$(1.42)
Number of shares on which the diluted per share figures have been calculated	19,806,833	19,063,833	19,806,833	19,063,833
Diluted loss per share	$(0.36)	$(2.83)	$(1.04)	$(3.19)
Diluted headline loss per share	$(0.29)	$(1.06)	$(0.99)	$(1.42)

Forward-Looking Statements

This press release contains forward-looking statements with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; statements about business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic condition including additional tariffs imposed by the United States and China on their respective imports; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates including the uncertainty of the continued existence of LIBOR in the future; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisitions as planned; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in in Item 3.  Key Information-Risk Factors” in our Registration Statement on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Judit Csepregi

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com